July 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Christina Chalk
     Eddie Kim

Re:     Sila Realty Trust, Inc.
    SC TO-I/A filed July 3, 2024
    File No. 5-94525

Ladies and Gentlemen:

On July 3, 2024, Sila Realty Trust, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a letter (the “Response Letter”) and accompanying Amendment to Schedule TO-I (the “Amendment”) responding to the comments of the staff (the “Staff”) of the Division of Corporate Finance on the Company’s Schedule TO-I, filed on June 13, 2024 (as amended, the “Schedule TO”). On July 8, 2024, the Staff discussed the Response Letter and Amendment with Holland & Knight LLP, the Company’s counsel, and provided follow-up comments via telephone call and email regarding the Staff’s comment 4 and the Company’s response to such comment.

Set forth below is the response of the Company to the oral comment received from the Staff. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO. For your convenience, a synopsis of the Staff’s comment is in bold below, followed by the Company’s response thereto.

Christina Chalk
Eddie Kim
U.S. Securities & Exchange Commission
July 10, 2024

Oral Comment to the Response Letter and the Amendment

1.    On July 8, 2024, in a telephone conversation and follow-up email, the Staff requested that the Company further explain the impact of the beneficial ownership limitations in the Company’s charter in the context of the Offer. The Staff also requested that the Company accordingly amend the Schedule TO and inform the Staff how the Company intends to disseminate its amended disclosure to stockholders.

RESPONSE:

Given the relative lack of concentrated ownership of any stockholder, it is mathematically impossible for the beneficial or constructive ownership limitations in the Company’s charter to apply to any stockholder as a result of the Offer (assuming (a) the Company’s stockholders have complied with applicable securities laws and rules regarding beneficial ownership reporting and (b) the beneficial ownership determination for securities purposes and the beneficial or constructive ownership determination for purposes of the Company’s charter and applicable tax provisions yield substantially identical results for the purposes of the Company, as it fully and reasonably believes).

Under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, along with Regulation 13D-G, an investor who beneficially owns more than 5% of a covered class of equity securities in the Company is required to publicly file either a Schedule 13D or Schedule 13G, as applicable. According to EDGAR filings, no stockholder has filed either a Schedule 13D or Schedule 13G reporting ownership of over 5% of the Shares. As disclosed in the Offer to Purchase filed with the Schedule TO, the number of outstanding Shares as of June 3, 2024 was 57,216,477. Assuming that the Offer results in the most Shares being bought at the lowest purchase price per share of $22.60, the maximum number of Shares that could be purchased, given the Company’s Offer to purchase a maximum of $50 million in value of the Shares, would be 2,212,389, reducing the number of outstanding Shares from 57,216,477 to 55,004,088. Thus, a stockholder who owned 5% of the Shares before the Offer, and who did not tender any Shares in the Offer or purchase any Shares during such time period (which would have required a Schedule 13D or Schedule 13G filing), would hold merely 5.2% of the Shares after the Offer.

In addition, based on a due diligence review of its stockholder base, the Company reasonably believes that its largest current beneficial/constructive stockholder owns less than 3% of the Shares. Further, the Company expects that it would not enforce such beneficial or constructive ownership limitations in the Company’s charter in the context of the Offer (if such limitations were to become hypothetically applicable).

As a result, assuming stockholders have complied with the required filings relating to beneficial ownership of the Shares, there is no mathematical possibility that any stockholder would exceed the

Christina Chalk
Eddie Kim
U.S. Securities & Exchange Commission
July 10, 2024

9.8% beneficial or constructive ownership limitations set forth in the Company’s charter as a result of the Offer. To avoid any possible stockholder confusion, the Company will amend the Offer to Purchase filed with the Schedule TO to delete the disclosures relating to the risk of a stockholder being affected by the ownership limitations set forth in the Company’s charter. The Company also intends to disseminate disclosure that this amendment has occurred, along with a related explanation, via a press release.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Michael Mills, at Michael.Mills@hklaw.com or by telephone at (813) 227-6324.

Sincerely,

/s/ Michael Seton
Name: Michael Seton
Title: President and Chief Executive Officer

cc: Michael M. Mills, Jr., Esq., Holland & Knight LLP